UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                      FORM 5

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940

[  ] Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).
[  ] Form 3 Holdings Reported.
[  ] Form 4 Transactions Reported.

1.  Name and Address of Reporting Person*

    Saposnick, Martin I.
    21 Schermerhorn Street
    Brooklyn, NY 11201

2.  Issuer Name and Ticker or Trading Symbol

    W3 GROUP, INC.
    WWWG and WWWGP

3.  IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4.  Statement For Month/Year

    December, 2001

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer (Check all applicable)

    [X] Director
    [ ] Officer (give title below)
    [ ] 10% Owner
    [ ] Other (specify below)

7.  Individual or Joint/Group Filing (Check applicable line)

    [X] Form filed by One Reporting Person
    [ ] Form filed by More Than One Reporting Person

* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

___________________________________________________________________________________________________________________________________
 Table I - Derivative Securities Acquired, Disposed of, or Beneficially Owned
___________________________________________________________________________________________________________________________________
1. Title of   2. Trans-  3. Trans-     4. Securities Acquired (A)  5. Amount of        6. Ownership     7. Nature of
   Security      action     action        or Disposed of (D)          Securities          Form:            Indirect
   (Instr.3)     Date       Code          (Instr.3, 4 and 5)          Beneficially        Direct (D) or    Beneficial
                 (Month/    (Instr.8)                                 Owned at End        Indirect (I)     Ownership
                    Day/                                              of Issuer's         (Instr.4)        (Instr.4)
                   Year)               Amount  (A) or (D)  Price      Fiscal Year
                                                                      (Instr.3 and 4)
___________________________________________________________________________________________________________________________________
Common Stock  N/A        N/A           NONE    N/A         N/A     625,000             I (a)            by Lomar Corp.
___________________________________________________________________________________________________________________________________
Common Stock  N/A        N/A           NONE    N/A         N/A       7,617             I (b)            By Remsen
___________________________________________________________________________________________________________________________________
Common Stock  N/A        N/A           NONE    N/A         N/A       3,334             I (d)            By Dunhill
___________________________________________________________________________________________________________________________________

___________________________________________________________________________________________________________________________________
Table II - Derivative Securities Acquired, disposed of, or Beneficially Owned
            (e.g., Puts, Calls, Warrants, Options, Convertible Securities)
___________________________________________________________________________________________________________________________________
1.Title of  2.Conver- 3.Trans- 4.Trans- 5.Number of 6.Date            7.Title and    8.Price   9.Number   10.Ownership  11.Nature
  Deriva-     sion or   action   action   Derivative  Exercisable       Amount of      of        of          of            of
  tive        Exercise  Date     Code     Securities  and               Underlying     Deriva-   Deriva-     Derivative    Indirect
  Security    Price of  (Month/  (Instr.  Acquired    Expiration        Securities     tive      tive        Security:     Benefi-
  (Instr.3)   Deriva-      Day/       8)  (A) or      Date              (Instr.3       Security  Securit-    Direct (D)    cial
              tive        Year)           Disposed    (Month/Day/       and 4)         (Instr.   ies         or            Owner-
              Security                    of (D)            Year)     ---------------     5)     Benefi-     Indirect(I)   ship
                                          (Instr.3, ------------------Title Amount of            cially      (Instr.4)     (Instr.4)
                                          4, and 5) Date     Expira-        Number of            Owned at
                                        ----------- Exercis- tion           Shares               End of
                                          (A)   (D) able     Date                                Year
                                                                                                 (Instr.4)
___________________________________________________________________________________________________________________________________
Warrant to  $6.00/sh  N/A      N/A      N/A   N/A   09/30/99 10/01/01* C    22,851   N/A       22,851     I (b)         By Remsen
Purchase
Common
Stock
___________________________________________________________________________________________________________________________________
Warrant to  $6.00/sh  N/A      N/A      N/A   N/A   09/30/99 10/01/01* C    67,500   N/A       67,500     I (c)         By Ameristar
Purchase
Common
Stock
___________________________________________________________________________________________________________________________________
Warrant to  $6.00/sh  N/A      N/A      N/A   N/A   09/30/99 10/01/01* C    10,002   N/A       10,002     I (d)         By Dunhill
Purchase
Common
Stock
___________________________________________________________________________________________________________________________________

   Explanation of Responses:

    *  Warrants expired on 10/01/01.
   (a) Shares are held by Lomar Corp., a private company, of which the Reporting Person is a part owner.
   (b) Shares and Warrants are held by Remsen Group, Ltd., a private company, of which the Reporting Person is a part owner.
   (c) Warrants are held by Ameristar Group Incorporated, a private company, of which the Reporting Person is a part owner.
   (d) Shares and Warrants are held by Dunhill Limited, a private company, of which the Reporting Person is a part owner.


/s/ Martin I. Saposnick                                    2/13/02
---------------------------------------                  ------------
Signature of Reporting Person (1)                            Date

(1) Intentional misstatements or omissions of facts constitute Federal Criminal violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.